December 21, 2006
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	MetLife, Inc.
Form 10-K for fiscal year ended December 31, 2005
File No. 1-15787
Dear Mr. Rosenberg:
Further to, and to confirm, our previous discussions with Frank Wyman of the Commission’s Staff, this letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated September 25, 2006 (the “Comment Letter”) regarding its Form 10-K for the fiscal year ended December 31, 2005 (the “2005 10-K”).
Comment #1
     Summary of Critical Accounting Estimates, page 60
1.	We believe your disclosure could be improved to better explain the judgments and uncertainties in applying critical accounting estimates for DAC and VOBA and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please provide us in disclosure-type format the financial statement impact that reasonably likely changes in key assumptions underlying the December 31, 2005 estimates may have on financial position and results of operations. Refer to Section V of Financial Reporting Release No. 72.
Response to Comment #1
We will add the expanded disclosure with respect to DAC and VOBA to the Company’s 2006 Annual Report on Form 10-K.
For purposes of the Company’s Form 10-Q filing for the quarter ended September 30, 2006 we revised our DAC and VOBA critical estimates disclosure to include a substantial portion of the expanded information. Such disclosures were included within “Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Summary of Critical Accounting Estimates.”

Comment #2
     Discussion of Results, page 67
2.	Given the apparent significance of “interest spreads” to your operating results for the institutional and individual segments, we believe that your disclosure could be improved. Please provide to us, in disclosure-type format, the following information for each of these segments.
•	Quantify the dollar impact on operating results that corresponds to the percentage “interest spread” for each period presented.

•	Describe how you compute “yield on invested assets” and quantify the resulting dollar amount used to determine the “interest spread” for each period presented.

•	Describe how you compute “interest rate used to credit on certain liabilities” and quantify the resulting dollar amount used to determine the “interest spread” for each period presented.

•	Describe the factors that you considered in determining the expected range for “interest spreads” for each period presented. Explain why you used different “interest spreads” for 2004 in your comparisons of Institutional segment operating results for 2005/2004 and 2004/2003.

•	Explain more specifically the factors underlying the change in “interest spread” and the variance between the expected and actual spreads for each period presented. We note that for non-medical health & other business, the actual spread was 3.38% for 2005 and 3.06% for 2004 as compared to the expected spread range of 1.3 to 1.6% at December 31, 2005 and 1.3 to 1.5% at December 31, 2004.
Response to Comment #2
In responding to your comment, we will revise our disclosure within the Institutional and Individual segments by removing references to interest spread percentages (Income from Continuing Operations Section of MD&A) and replacing them with a more comprehensive disclosure of the two principal components of the Company’s interest margins. This revised disclosure will include the impact that the changes in invested assets and the change in the related investment yields have on net investment income (Revenues Section of MD&A) as well as the impact that changes in policyholder liabilities and their crediting rates have on interest credited (Expenses Section of MD&A). We believe this format will enhance the understanding of the linkage between the income statement lines and their associated contribution to interest margins. We will prospectively implement this revised format effective with our 2006 10-K filing.

Comment #3
     Liquidity and Capital Resources, Contractual Obligations, page 94
3.	You state that “liabilities for future policy benefits of $82.4 billion and policyholder account balances of $113.4 billion both at December 31, 2005 have been excluded from the table” because in general the insurable event (e.g., death or disability) or triggering event has not yet occurred. However, you also make extensive use of asset/liability matching processes, whereby you “regularly reevaluate estimates used in determining the approximate amounts and timing of payments to and or on behalf of policy holders for insurance liabilities.” These capabilities appear to indicate that you regularly estimate the information described in Item 303(a)(5) of Regulation S-K. Please provide us a revised table including estimates for the amount and timing of payments related to the excluded amounts or explain more specifically for each product line why you are unable to provide this information in the table of contractual obligations.
Response to Comment #3
We will implement the staff’s comments to include estimates for the amount and timing of payment of liabilities for future policy benefits, as well as policyholder account balances. These estimates will be reflected as part of “Other long-term liabilities” under Contractual Obligations. We will prospectively implement this revised format effective with our 2006 10-K filing.
If we may be of assistance in answering any questions that may arise in connection with the Staff’s review of our response letter, please call me at (212) 578-8846.
* * * * *
Sincerely,

/s/ Joseph J. Prochaska, Jr.

Joseph J. Prochaska, Jr.
Executive Vice President and
Chief Accounting Officer

cc:	C. Robert Henrikson William J. Wheeler

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